aub

SEC

17004519

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC

SEC FILE NUMBER
8- 53097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M3 Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Wacker Drive, Suite 3100
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald E. Suter 312-499-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

QED

OATH OR AFFIRMATION

I, Donald E. Suter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M3 Capital Partners LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KIMBERLI K LIPPIATT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/18

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M3 Capital Partners LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2016

M3 Capital Partners LLC and Subsidiaries
Index
December 31, 2016

pwc

Report of Independent Registered Public Accounting Firm

To Management of M3 Capital Partners LLC:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of operations and comprehensive income, of changes in equity, and of cash flows present fairly, in all material respects, the financial position of M3 Capital Partners LLC and Subsidiaries at December 31, 2016 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The accompanying Supplemental Schedules I and II are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the accompanying Supplemental Schedules I and II are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2017

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Position
December 31, 2016

Assets	
Cash and cash equivalents	$ 57,400,332
Accounts receivable	14,950,030
Investments, at fair value (cost of $120,049,546)	126,204,563
Fixed assets, net of accumulated depreciation	1,034,045
Notes receivable from employees/members	43,404
Prepaid assets	452,047
Other assets	503,616
Total assets	$200,588,037
Liabilities and Equity	
Liabilities	
Accrued compensation and other accrued expenses	$ 38,629,167
Deferred compensation payable	125,703,075
Long-term liabilities	368,105
Total liabilities	164,700,347
Equity	
Members' capital	36,196,026
Accumulated other comprehensive loss	(944,788)
Total members' equity	35,251,238
Noncontrolling interest in subsidiaries	636,452
Total equity	35,887,690
Total liabilities and equity	$200,588,037

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations and Comprehensive Income
Year Ended December 31, 2016

Revenues	
Financial advisory fees	$ 16,157,826
Management fees	7,956,436
Incentive fees	4,170,101
Reimbursement income	28,637,409
Dividend income	7,082,390
Realized and unrealized appreciation on investments	1,171,449
Other income	381,672
Total revenues	65,557,283
Expenses	
Payroll and related costs	35,795,674
Deferred compensation	12,268,868
Professional fees	2,002,801
Occupancy costs	1,562,119
Travel and entertainment	2,018,923
Marketing and presentation costs	336,618
Office expenses	804,595
Insurance expense	199,356
Recruitment	117,110
Depreciation	247,768
Industry databases and publications	395,504
Regulatory fees and expenses	64,417
Other expenses	8,339,071
Total operating expenses	64,152,824
Net income before income taxes	1,404,459
Income taxes	(665,203)
Net income	739,256
Net loss attributable to noncontrolling interests in subsidiaries	6,841
Net income attributable to members	746,097
Other comprehensive income	
Foreign currency translation adjustments	182,747
Comprehensive income	$ 928,844

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Changes in Equity
December 31, 2016

	Members' Capital	Accumulated Other Comprehensive Loss	Noncontrolling Interests in Subsidiaries	Total Equity
Balance at December 31, 2015	$ 35,426,959	$ (1,127,535)	$ 688,675	$ 34,988,099
Net income (loss)	746,097	-	(6,841)	739,256
Distributions	-	-	(36,340)	(36,340)
Capital contributions	22,970	-	17,634	40,604
Redemptions	-	-	(23,129)	(23,129)
Foreign currency translation adjustments	-	182,747	(3,547)	179,200
Balance at December 31, 2016	$ 36,196,026	$ (944,788)	$ 636,452	$ 35,887,690

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities	
Net income	$ 739,256
Adjustments to reconcile net income to net cash flows used in operating activities	
Depreciation expense	247,768
Unrealized appreciation on investments	(1,171,449)
Decrease in accounts receivable	2,265,996
Increase in prepaid and other assets	(153,417)
Increase in accrued compensation and other accrued expenses	15,364,022
Decrease in deferred compensation liability	(22,660,060)
Decrease in long-term liabilities	(95,019)
Net cash flows used in operating activities	(5,462,903)
Cash flows from investing activities	
Purchases of fixed assets	(965,415)
Sales of investments in real estate private equity funds	55,771,578
Purchases of investments in real estate private equity funds	(31,249,459)
Returns of capital from investments in real estate private equity funds	234,164
Notes issued to employees/members	(496)
Repayments of notes from employees/members	770,817
Net cash flows provided by investing activities	24,561,189
Cash flows from financing activities	
Issuance of units	22,970
Payment of accrued distributions	(1,437,754)
Capital contributions by noncontrolling interests in subsidiaries	17,634
Distributions to noncontrolling interests in subsidiaries	(36,340)
Redemptions of noncontrolling interests in subsidiaries	(23,129)
Net cash flows used in financing activities	(1,456,619)
Effect of exchange rate changes on cash balance	(238,175)
Net increase in cash and cash equivalents	17,403,492
Cash and cash equivalents	
Beginning of year	39,996,840
End of year	$ 57,400,332
Supplemental cash flow information	
Income taxes paid during the year, net of refunds	$ 1,804,681
Supplemental disclosure of noncash activities	
Write off of depreciated fixed assets	$ 455,117
Investments in real estate private equity funds (refer to note 3)	$ 503,033
Non-cash deferred compensation (refer to note 3)	$ 503,033

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

M3 Capital Partners LLC ("M3") and its wholly owned subsidiaries, M3 Capital Partners Limited ("M3 Ltd."), M3 Capital Partners (HK) Limited ("M3 HK Ltd.") and M3 Capital Partners Gestora de Recursos Ltda. ("M3 Ltda."), were formed for the purpose of providing global real estate investment banking services, including provision of financial advisory services. M3 is a registered broker-dealer in the United States and has an office in Chicago. M3 Ltd. maintains an office in London and holds a securities license through its subsidiary M3 Capital Partners (UK) LLP ("M3 LLP"). M3 HK Ltd. is a licensed securities dealer in Hong Kong and maintains an office in Hong Kong. M3 Ltda. maintains an office in São Paulo. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

Evergreen Investment Advisors LLC ("EIA") is a registered investment advisor under the Investment Advisers Act of 1940 and a wholly owned subsidiary of M3 which was established to manage real estate private equity funds. Atrium Finance GmbH ("Atrium GmbH") was established in Munich as a subsidiary of M3, and provides sub-advisory services in managing a real estate based private equity fund. M3 has formed other subsidiaries to hold minority stakes in these various real estate private equity funds, and these subsidiaries are owned, in part, by noncontrolling investors.

The Class C and Class D interests in M3 are owned by management members of M3. The primary difference between the Class C and the Class D units is the allocation of earnings. Specifically, for each series of Class D units, the Company must achieve a performance objective (the "Hurdle Threshold"), as defined in the Fifth Amended and Restated LLC Agreement, to become eligible for distributions. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fifth Amended and Restated LLC Agreement, which are based primarily on ownership percentages.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are presented in U.S. dollars.

The accompanying consolidated financial statements include the results of M3 and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Noncontrolling interests are treated as a separate component of equity, with any changes in the ownership interest (in which control is retained) accounted for as capital transactions.

Cash and Cash Equivalents
The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash primarily in deposits and with commercial banks. At times, cash balances held at banks and financial institutions may exceed federally insured amounts. The Company believes that credit risk is mitigated by depositing cash in or investing through major financial institutions. Cash and cash equivalents have no restrictions or credit issues. Money market funds are considered to be Level 1 securities.

Accounts Receivable
Accounts receivable is comprised primarily of amounts due to the Company for fees earned on financial advisory transactions and investment advisory activities, including reimbursable expenses. The receivables are recorded when the related revenue is earned. Given the nature of these receivables, the amounts recorded on the consolidated statement of financial position approximate fair value. The receivables are reviewed periodically for potential impairment.

Investments
The Company's investments are comprised of interests in real estate private equity funds, the primary focus of which is generally to invest in or alongside product focused real estate operating companies located in the United States and internationally. These interests typically have redemption restrictions, which may include specified redemption windows and/or approval by all fund investors. In accordance with GAAP, investments are carried at estimated fair value as determined by the funds' manager, based on assumptions made and valuation techniques used by the manager. Changes in fair value are recorded as unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. The investments held by the funds are not readily marketable, and the estimated fair values could materially differ from the fair values received by the funds in connection with disposition of an investment. A portion of such investments was received in settlement of incentive fees earned by the Company, as described in note 3.

Fixed Assets
Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets (generally two to ten years).

Notes Receivable from Employees/Members
Notes receivable from employees/members charge interest at 1.12% and have a repayment date in 2021.

Liabilities
Expenses are accrued when they are reasonably estimable.

Revenue Recognition
Financial advisory fees are recognized by the Company pursuant to the applicable agreement, generally upon the closing of the individual security issuance or upon completion of specified tasks. Management fees are accounted for on an accrual basis. In addition, the Company may earn incentive fees which are recognized when fixed and determinable. Dividends received on investments are recognized as income on the ex-dividend date.

Reimbursable Expenses
Expenses which are reimbursed by customers are recorded as reimbursement income in the consolidated statement of operations and comprehensive income.

Other Comprehensive Income
Other comprehensive income for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. Subsidiaries with functional currencies of Euro, British pounds sterling, Hong Kong dollars, or Brazilian reais translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive loss as a separate component of members' equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

On May 1, 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*. Under the new guidance, investments measured at net asset value ("NAV"), as a practical expedient for fair value, are excluded from the fair value hierarchy. Removing investments measured using the practical expedient from the fair value hierarchy is intended to eliminate the diversity in practice that currently exists with respect to the categorization of these investments. The only criterion for categorizing investments in the fair value hierarchy will be the observability of the inputs. The new guidance is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted, including for financial statement periods that have not yet been issued. The Company early adopted ASU 2015-07 for the year ended December 31, 2015. Adoption of ASU 2015-07 did not have a material impact on the Company's consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements-Going Concern* (ASC Subtopic 205-40): *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. This guidance requires an entity's management to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. It also requires disclosures under certain circumstances. The guidance is effective for annual periods ending after December 15, 2016. The Company adopted ASU 2014-15 on December 31, 2016 and its implementation did not affect the Company's consolidated financial statements and did not require any additional disclosures.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance establishes a five-step process to achieve this core principle. An entity may use either of two transition methods: retrospective to each prior reporting period presented with certain practical expedients, or retrospective with the cumulative effect of initial application recognized at the date of initial application subject to certain additional disclosures. The Company has not yet selected a transition method. In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, which clarifies the implementation guidance on principal versus agent considerations of Topic 606. In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing*, which clarifies the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance. In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients*, which provides clarifying guidance in a few narrow areas and adds some practical expedients to the guidance. These updates will be effective for annual reporting periods beginning after December 15, 2017. In December 2016, the FASB issued ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*. The Company is currently evaluating the impact that adoption of these ASUs will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The main difference between existing GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under existing GAAP. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in existing leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of operations and comprehensive income and the statement of cash flows is largely unchanged from existing GAAP. The accounting applied by a lessor is largely unchanged from that applied under existing GAAP; however, some changes have been made to conform and align that guidance with the lessee guidance and other areas within GAAP, such as Topic 606. Topic 842 also requires qualitative disclosures along with specific quantitative disclosures. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach which includes a number of optional practical expedients that entities may elect to apply. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact that adoption of ASU 2016-02 will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The amendments in this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. Although credit losses on available-for-sale debt securities are measured in a manner similar to current GAAP, the amendments in this ASU require that credit losses be presented as an allowance rather than as a write-down. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019. An entity may adopt the amendments in this ASU earlier as of the fiscal years beginning after December 15, 2018. An entity will apply the amendments in this ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Company is currently evaluating the impact that adoption of ASU 2016-13 will have on its consolidated financial statements.

3. Related Party Transactions

EIA

EIA manages real estate private equity funds, in which M3 is a minority investor through its subsidiary entities. For the year ended December 31, 2016, EIA earned approximately $5.8 million in management fees. In 2016, EIA also earned expense reimbursements of approximately $16.2 million, which is included in reimbursement income in the consolidated statement of operations and comprehensive income. As of December 31, 2016, approximately $4.5 million due from the real estate private equity funds to EIA is included in accounts receivable on the consolidated statement of financial position.

Everview Capital Partners (HK) Limited
Everview Capital Partners (HK) Limited ("Everview") is a subsidiary of one of the real estate private equity funds managed by EIA. M3 HK Ltd. earned expense reimbursements of approximately $3.2 million from Everview, which is included in reimbursement income in the consolidated statement of operations and comprehensive income. As of December 31, 2016, $54,445 due from Everview is included in accounts receivable on the consolidated statement of financial position.

Atrium GmbH
Atrium GmbH is a sub-advisor to a real estate private equity fund, in which M3 is a minority investor through its subsidiary entities. In relation to this arrangement, in 2016, subsidiaries of M3 earned approximately $2.1 million in management fees, expense reimbursements of $38,871, and other fees of $89,663 which are included in other income in the consolidated statement of operations and comprehensive income. As of December 31, 2016, $525,218 due from the real estate private equity fund is included in accounts receivable and $22,817 of prepaid management fees is included in other accrued expenses on the consolidated statement of financial position.

M3
Included in accounts receivable on the consolidated statement of financial position is $3,030,475 of tax payments made on behalf of certain members.

Incentive Fees
Incentive fees for managing real estate private equity funds are recognized when fixed and determinable. The annual incentive fee payable by a fund (the "Fund") managed by EIA is based on the operating-income distribution yield of the Fund, and calculated as a defined percentage of excess distributions (beyond a defined threshold yield) paid to the Fund's majority investor. Under the terms of the Fund's LLC Agreement, incentive fees are paid through the issuance of units in the Fund ("Retained Units"). Such units are redeemable at issuance for cash upon prior notification and then on an annual basis at specified redemption dates.

Corresponding units which are indexed to the value of outstanding Retained Units (the "Tracking Units") entitle their holders to any corresponding income distributions which the Retained Units receive from the Fund. Retained Units and Tracking Units were first issued in 2015 in connection with an incentive fee payout, and further issuances of both are expected as future incentive fees are paid by the Fund. Tracking Units will be redeemed and settled in cash by the Company either upon termination of employment, or on specified annual dates when liquidity is offered. The Retained Units are reflected in investments, and the corresponding Tracking Units are reflected in deferred compensation payable on the consolidated statement of financial position. Ongoing changes in fair value of the Retained Units are recorded as realized and unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. Equivalent offsetting changes in the fair value of the Tracking Units and distributions of income are recorded as deferred compensation in the consolidated statement of operations and comprehensive income.

In 2016, an annual incentive fee of approximately $3.5 million was paid by the Fund. This fee was previously accrued by the Company as approximately $4.6 million, but the fee amount was revised to approximately $3.5 million prior to payout. This revision was based on negotiation at the Fund level regarding application of governing methodology that was determined and finalized subsequent to the issuance date of the Company's prior year consolidated financial statements. The Company elected to receive payment through a combination of approximately $3.0 million of units redeemed for cash and $.5 million of Retained Units. The Company elected to retain approximately $2.0 million of cash, and the balance of $1.5 million was distributed to members and employees of the Company in recognition of the services provided by such personnel. This was accomplished by distributing the remaining $1.0 million of cash and issuing approximately $.5 million of Tracking Units.

An estimated incentive fee of $5.3 million was recognized by the Company during 2016 and is included in incentive fees in the consolidated statement of operations and comprehensive income and accounts receivable on the consolidated statement of financial position. The Company expects to receive this incentive fee in 2017, and may elect to receive either cash or units in the Fund as consideration. As of the date of the consolidated financial statements, the Company expects to distribute this fee amount to members and employees similar to the incentive fee received in 2016, as described above. As such, the amount is included in deferred compensation expense in the consolidated statement of operations and comprehensive income, as well as in deferred compensation payable on the consolidated statement of financial position.

4. Strategic Agreement

In January 2016, a strategic agreement (the "Agreement") was entered into between M3 HK Ltd. and an existing financial advisory client (the "Strategic Client") based in Singapore, for the provision of services by M3 HK Ltd. and its affiliates to act exclusively to provide financial advisory services to the Strategic Client. The Company will also continue to provide financial advisory services to other clients. The Company will receive fees from the Strategic Client for the provision of its services under the Agreement which shall be comprised of annual fees and success fees. Additionally, in consideration of the Strategic Client engaging M3 HK Ltd. and its affiliates on an exclusive basis, the Company may pay an annual amount ("Annual Payment") to the Strategic Client, which is calculated based on the net profits of the financial advisory business of the Company. The initial term of the Agreement expires on December 31, 2020.

Under the terms of the Agreement, the Company has accrued $6,463,130 as the Annual Payment due to the Strategic Client, which is included in accrued compensation and other accrued expenses on the consolidated statement of financial position and in other expenses in the consolidated statement of operations and comprehensive income. The Company has also accrued $6,592,861 due to the Strategic Client as a fee discount calculated pursuant to the terms of the Agreement. This amount is included in accrued compensation and other accrued expenses on the consolidated statement of financial position and as a reduction to financial advisory fees in the consolidated statement of operations and comprehensive income.

5. Compensation Plans

The Company offers defined contribution plans whereby it matches a portion of employee contributions to the plans. The Company made contributions of $352,358 during 2016, which is included in payroll and related costs in the consolidated statement of operations and comprehensive income.

6. Fixed Assets

Fixed assets consisted of the following as of December 31, 2016:

Computer equipment and software	$ 1,097,119
Office furniture and equipment	811,440
Leasehold improvements	1,416,109
Accumulated depreciation	(2,290,623)
Total fixed assets, net of accumulated depreciation	$ 1,034,045

7. Commitments and Contingencies

The Company has entered into various lease agreements for office space. Future minimum lease payments are as follows:

Years ended December 31,		
2017	$	954,840
2018		502,176
2019		427,425
2020		510,671
2021		381,830
Thereafter		234,038
	$	3,010,980

Rent expense is recognized on a straight-line convention, under which contractual rent changes are recognized evenly over the lease term. As of December 31, 2016, the Company has a deferred rent liability of $215,192, which is reflected in long-term liabilities on the consolidated statement of financial position.

The Company has made capital commitments of $5.55 million and 400,000 Euros (equivalent to $421,230 as of December 31, 2016) to related-party real estate private equity funds. As of December 31, 2016, $3,720,981 of these commitments had been contributed to the funds and is included in investments on the consolidated statement of financial position.

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

During 2015, a lawsuit was filed against Atrium GmbH for alleged infringement of company trademarks and business name rights. The lawsuit is outstanding as of February 23, 2017, the date the consolidated financial statements were available to be issued. As of December 31, 2016, no related accrual was recognized, as management concluded that any potential loss contingency was neither probable nor estimable.

8. Income Taxes

As a limited liability company, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd., M3 HK Ltd., M3 Ltda., Atrium GmbH and other subsidiaries situated in Luxembourg are subject to corporate taxes calculated using the income tax rates in effect under existing legislation. The 2016 statutory UK tax rate applicable to M3 Ltd. was 20%, while the Hong Kong statutory tax rate applicable to M3 HK Ltd. was 16.5%, the Brazilian statutory rate applicable to M3 Ltda. was 34%, the German statutory rate applicable to Atrium GmbH was 32.975% and the Luxembourg statutory rate applicable to subsidiaries situated in Luxembourg was 29.2%.

Total income tax expense for the taxable subsidiaries of M3 was $665,203 for the year ended December 31, 2016. This is comprised of current income tax expense of $637,822 and deferred income tax expense of $27,381. The deferred income tax expense is a function of temporary

differences occurring during the year (items which are treated differently for tax purposes than for financial reporting purposes) and the utilization of previously recognized deferred income tax assets. Temporary differences are due primarily to differences in depreciation timing between financial reporting and tax methods.

As of December 31, 2016, an accrual for income taxes of $308,323 is included in other accrued expenses, an accrued refund of $695,354 is included in accounts receivable, and a deferred tax asset of $1,011,158 and an offsetting valuation allowance of $910,622 are reflected in other assets on the consolidated statement of financial position. The valuation allowance relates entirely to Atrium GmbH, which has incurred cumulative losses to date. While the Company remains committed to its operations at Atrium GmbH, it is uncertain whether the deferred tax asset will be realizable.

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions (Accounting Standards Codification Topic 740, Income Taxes) requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2010 forward (with limited exceptions).

9. Reserve Requirements and Net Capital Requirements

M3 is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act, which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. As of December 31, 2016, M3 had net capital of $2,571,965 which exceeded required net capital by $1,829,113.

M3 claims exemption under Section k(2)(i) of Rule 15c3-3 of the Securities Exchange Act Reserve Requirements.

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Company	Effect of Consolidation	M3
Total assets	$ 200,588,037	$ 154,194,022	$ 46,394,015
Total liabilities	164,700,347	153,557,570	11,142,777
Total equity	35,887,690	636,452	35,251,238

The Company's investments in and receivables from subsidiaries of $28,586,551 is not included in the computation of M3's net capital under Rule 15c3-1.

M3 LLP is subject to maintenance of adequate capital resources requirements as promulgated by the Financial Conduct Authority in the UK. As of December 31, 2016, M3 LLP had capital resources of 3.2 million pounds sterling, which exceeded its capital resources requirement by 1.9 million pounds sterling (equivalent to $3.9 million and $2.3 million U.S. dollars, respectively).

M3 HK Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Securities and Futures Commission in Hong Kong. As of December 31, 2016, M3 HK Ltd. had capital resources of 57.8 million Hong Kong dollars, which exceeded its capital resources requirement by 49.7 million Hong Kong dollars (equivalent to $7.5 million and $6.4 million U.S. dollars, respectively).

10. Fair Value Measurements

Investments
The Company holds investments in real estate private equity funds, which are stated at fair value in the consolidated financial statements in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"). This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

In accordance with GAAP, the estimated fair value of the Company's interests in real estate private equity funds is determined by using significant unobservable inputs. The investments held by the funds are not readily marketable, and the estimated fair values are determined by the funds' manager based on various methods including discounted cash flows, direct capitalization and earnings multiples. The Company uses its pro-rata share of NAV, as determined by the funds' manager, as its measure of fair value for interests in real estate private equity funds. The Company has determined that NAV was computed in a manner consistent with the measurement principles of investment company accounting, and therefore, no adjustments were made to NAV. As of December 31, 2016, $126,204,563 of investments in real estate private equity funds are included on the consolidated statement of financial position.

Deferred Compensation
The Company recognizes increases/decreases in deferred compensation expense based upon the performance of investments in real estate private equity funds, due to the fact that Tracking Units (refer to note 3) issued to employees/members are indexed to the performance of certain investments in real estate private equity funds. The performance of the investments is measured at fair value in accordance with fair value measurements information described above.

During the annual redemption period, approximately $55.8 million of Retained Units and corresponding Tracking Units were redeemed at NAV, while approximately $30.6 million of Retained Units and corresponding Tracking Units were purchased. The redemption event resulted in the realization of approximately $3.7 million of gain upon sale.

11. Subsequent Events

The Company has evaluated all subsequent events through the issuance of these consolidated financial statements on February 23, 2017 and has determined that any events or transactions occurring during this period that would require recognition or disclosure are appropriately reflected in these consolidated financial statements and the notes thereto.

Supplemental Schedules

M3 Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2016

Schedule I

Net capital	
Total equity	$ 35,887,690
Noncontrolling interests in subsidiaries	(636,452)
Ownership equity not allowable	(22,970)
Investments in and receivables from subsidiaries	(28,586,551)
Other nonallowable assets	(3,991,474)
Net capital before haircut	2,650,243
Haircut on securities	(78,278)
Net capital	2,571,965
Aggregate indebtedness (AI)	11,142,777
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	742,852
Excess net capital	1,829,113
Excess net capital at 1,000% (net capital minus 10% of AI)	$ 1,457,687
Percentage of aggregate indebtedness to net capital	433.24%

There are no material differences between the above computation and the computation included on a nonconsolidated basis in the unaudited quarterly FOCUS report filed on January 25, 2017 on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2016 **Schedule II**

M3 claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, M3 is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

pwc

Report of Independent Registered Public Accounting Firm

To Management of M3 Capital Partners LLC

We have reviewed M3 Capital Partner LLC's assertions, included in the accompanying M3 Capital Partners LLC's Exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 23, 2017

M3 Capital Partners LLC's Exemption Report

M3 Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

M3 Capital Partners LLC

I, Don Suter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Principal, Chief Executive Officer
February 23, 2017

pwc

Report of Independent Accountants

To Management of M3 Capital Partners LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by M3 Capital Partners LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of M3 Capital Partners LLC for the year ended December 31, 2016 solely to assist the specified parties in evaluating M3 Capital Partners LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for M3 Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the sum of Total Revenue amounts reported on Line 9 of the Statement of Income/(Loss) for each of the four quarterly FOCUS reports of M3 Capital Partners LLC for the year ended December 31, 2016 to the Total revenue amount of $4,343,439 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2016, noting no differences.

2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction on line 2c(8) for other revenue not related either directly or indirectly to the securities business, of $4,343,439 to the audited books and records of M3 Capital Partners LLC that represented revenue from real estate transactions and related advisory fees, noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.

4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior year ended December 31, 2015, noting no differences.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of M3 Capital Partners LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2491***MIXED AADC 220
53097 FINRA DEC
M3 CAPITAL PARTNERS LLC
ATTN AMY MOSNY CONTROLLER 150 SOUTH WACKER DR STE 3100
CHICAGO IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Amy Mosny 312-499-8556

2. A. General Assessment (item 2e from page 2) $ ø

B. Less payment made with SIPC-6 filed (**exclude interest**) (ø)

_______________ Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for ø days at 20% per annum ø

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ ø

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M3 Capital Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 17.

Chief operating officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,343,439
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): All revenues relate to unregistered investment contracts related to real estate partnerships. (Deductions in excess of $100,000 require documentation)	4,343,439
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	4,343,439
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ Ø
	(to page 1, line 2.A.)